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Exhibit 2.3

AMENDMENT AND INDEMNIFICATION AGREEMENT

        This Amendment and Indemnification Agreement (this "Agreement"), dated as of May 5, 2004, is entered into by and between Vistula Communications Services, Inc. (formerly known as VCS, Inc.), a Delaware corporation (the "Buyer"), MRS Partners LLC, a Nevada limited liability company ("Seller"), and the individuals listed on Exhibit A to this Agreement who comprise all of the members of MRS Partners LLC (the "Members").

        WHEREAS, Buyer and Seller are parties to an Asset Purchase Agreement, dated as of January 5, 2004 (the "Purchase Agreement");

        WHEREAS, at the time of execution of the Purchase Agreement, Seller was not in good standing in the State of Nevada;

        WHEREAS, Buyer and Seller now desire to amend the Purchase Agreement to correct certain provisions in the Purchase Agreement;

        WHEREAS, as a condition to completing the transactions contemplated by the Purchase Agreement, Buyer has requested, and each of the Members have agreed to confirm, approve, consent to and ratify the Purchase Agreement in all respects and to indemnify and hold harmless Buyer and certain related parties from and against any loss, damages or expenses incurred or suffered by Buyer and its related parties arising from any breach by Seller of any representation, warranty or covenant of Seller contained in the Purchase Agreement;

        NOW, THEREFORE, in accordance with Section 13.6 of the Purchase Agreement and in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

        1.    Definitions.    Capitalized terms used but not defined herein shall have the meanings given to those terms in the Purchase Agreement.

        2.    Amendments to the Purchase Agreement.    The Purchase Agreement is hereby amended as follows:

          (a)   The word "California" in the introductory paragraph of the Purchase Agreement is deleted and replaced with the word "Nevada."

          (b)   The words "Section 2" in the second recital of the Purchase Agreement are deleted and replaced with the words "Section 3."

          (c)   Section 3 of the Purchase Agreement is deleted and replaced with the following new Section 3:

            "3.    Purchase Price.    In consideration for the Purchased Assets, at the Closing (as defined in Section 8.1 below) Buyer shall (i) pay to Seller US $1,670,000 million in cash (the "Cash Consideration") by wire transfer in immediately available funds to Seller at the Closing; and (ii) issue to Seller a total of 725,000 shares of common stock, par value $0.001 per share ("Common Stock"), of Buyer (the "Share Consideration," and together with the Cash Consideration, the "Purchase Price").

            3.1    Purchase Right.    Seller shall be entitled to use all or any portion of the contemplated Cash Consideration to purchase shares of Common Stock from Buyer for the Exercise Price (as defined below) at the Closing. This right to purchase shall be referred to herein as the "Purchase Right." Seller may exercise the Purchase Right by providing written notice (the "Exercise Notice") to Buyer not less than two business days prior to the Closing Date. Such Exercise Notice shall indicate the amount of the Cash Consideration which Seller wishes to use to exercise the Purchase Right (the "Purchase Right Exercise Amount"). In the event that Seller validly exercises the Purchase Right in accordance with this Section 3.1, (a) the Purchase Price Exercise Amount shall be set-off against, and deducted from, the amount of Cash Consideration payable at the Closing by Buyer hereunder and (b) upon the Closing, Buyer shall issue to Seller (in addition to the Share Consideration) that amount of shares of Common Stock (the "Purchase Right Shares," and together with the Share Consideration, the "Seller Shares") equal to the quotient obtained by dividing (x) the Purchase Right Exercise Amount by (y) the Exercise Price. The exercise price per share for the purposes of the Purchase Right (the "Exercise Price") shall be the following amount:

              (a)   if the Common Stock is traded on a national securities exchange or quoted on the Nasdaq Stock Market, eighty five percent (85%) of the average of the closing prices of the Common Stock over a twenty (20) trading day period ending on the day that is three (3) trading days before the Closing Date;

              (b)   if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq Stock Market but is actively traded over-the-counter, eighty five percent (85%) of the average of the closing bid and asked prices for the Common Stock reported by the National Quotation Bureau (or similar system) over the twenty (20) trading day period ending on the day that is three (3) trading days before the Closing Date; or

              (c)   if the Common Stock is not listed on any national securites exchange or quoted on the Nasdaq Stock Market or actively traded in the over-the-counter market on the Closing Date, the purchase price per share of Common Stock or Preferred Stock convertible into Common Stock issued by Buyer to an unaffiliated investor in connection with the most recent equity financing of Buyer preceding the Closing Date.

            3.2    Registration Rights.    At any time during the one year period commencing on the Closing Date and ending on the first anniversary of the Closing Date, Buyer, on its own behalf, proposes to file a registration statement with the Securities and Exchange Commission for a public offering and sale of Common Stock (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation) it will, prior to such filing, give written notice to Seller of its intention to do so and, upon the written request of Seller to Buyer given within 20 days after Buyer provides such notice, Buyer shall use its best efforts to cause all of the Seller Shares which Buyer has been requested by Seller to register to be registered under the Securities Act of 1933, as amended (the "Securities Act"), to the extent necessary to permit their sale or other disposition by Seller; provided that Buyer shall have the right to postpone or withdraw any registration effected pursuant to this Section 3.2 without obligation to Seller.

              (a)   In connection with any registration under this Section 3.2 involving an underwriting, Buyer shall not be required to include any Seller Shares in such registration unless Seller accepts the terms of the underwriting as agreed upon between Buyer and the underwriters selected by Buyer. Subject to Section 3.2(b) below, if in the opinion of the managing underwriter it is appropriate because of marketing factors to limit the number of Seller Shares to be included in the offering, then Buyer shall be required to include in the registration only that number of Seller Shares, if any, which the managing underwriter believes should be included therein.

              (b)   If the number of Seller Shares to be included in the offering in accordance with Section 3.2 is less than the total number of shares which Seller has requested to be included in such offering, then Seller and any other holders of Common Stock who have also requested registration of Common Stock shall participate in the registration pro rata based upon their total ownership of shares of Common Stock. If Seller or any other holder of Common Stock would thus be entitled to include more securities than such holder requested to be registered, the excess shall be allocated among other requesting holders pro rata in the manner described in the preceding sentence.

              (c)   Seller shall furnish to Buyer such information regarding Seller and the distribution proposed by Seller as Buyer may reasonably request in writing and as shall be required in connection with any registration of Seller Shares under the Securities Act hereunder and any related qualification or compliance.

              (d)   In the event of any registration of any of the Seller Shares under the Securities Act pursuant to this Section 3.2, Seller will indemnify and hold harmless Buyer, each of its directors and officers and each underwriter (if any) and each person, if any, who controls Buyer or any such underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), against any losses, claims, damages or liabilities, joint or several, to which Buyer, such directors and officers, underwriter or controlling person may become subject under the Securities Act, Exchange Act, state securities or blue sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such Seller Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement to the registration statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with information relating to Seller furnished in writing to Buyer by or on behalf of Seller for use in connection with the preparation of such registration statement, prospectus, amendment or supplement; provided, however, that the obligations of Seller shall be limited to an amount equal to the net proceeds received by Seller from the sale of Seller Shares sold in connection with such registration."

          (d)   The last sentence of the first paragraph of Section 4 of the Purchase Agreement is deleted and replaced with the following sentence:

            "To guarantee Buyer's payment of the Monthly User Fees, Buyer shall obtain a letter of credit in customary form and with a term of at least one year in the amount of US$150,000 (the "Letter of Credit")."

          (e)   Section 5 of the Purchase Agreement is deleted and replaced with the following new Section 5:

            "5.    Pre-Closing Costs.    In the event that it becomes necessary to incur any fees, costs and expenses to re-certify or re-license the Sonus switches included in the Purchased Assets to Buyer prior to Closing or to maintain, upgrade or insure such Sonus switches prior to the Closing, Buyer will pay these fees, costs and expenses during such pre-closing period. Notwithstanding the foregoing sentence, the parties acknowledge and agree that Seller shall be responsible for all of the fees, costs and expenses associated with the version 5.1 software upgrades to the Sonus switches included in the Purchased Assets and the associated Sonus licenses (which software upgrades and licenses shall be included in the Purchased Assets hereunder). Seller's liability for these fees, costs and expenses (in the aggregate amount of $40,000) has been reflected in the amount of the Cash Consideration and there shall be no further deduction from the amount of the Cash Consideration with respect to these fees, costs and expenses."

          (f)    Section 8.1 of the Purchase Agreement is deleted and replaced with the following new Section 8.1:

            "8.1    Time and Place of Closing.    The closing of the purchase and sale of the Purchased Assets (the "Closing") will take place at 9:00 a.m. on the earlier of (a) April 1, 2005, (b) the date that is 14 days after the closing of an equity financing of Buyer from one or more sources (other than sources based in South Africa or India with whom Buyer has been in negotiations prior to May 5, 2004) in which the net cash proceeds to Buyer are at least US$3 million, or (c) the date that is 14 days after the closing of an equity financing of Buyer, irrespective of source of the funds, in which the net cash proceeds to Buyer are at least US$4.5 million (each, a "Trigger Event"), at the offices of Foley Hoag LLP in Boston, Massachusetts or such other date and place as the parties may agree. Upon the occurrence of a Trigger Event described in (a) or (b) above, Buyer shall promptly (but no less than three (3) business days after the occurrence of a Trigger Event described in (a) or (b) above) give written notice to Seller of the occurrence of such Trigger Event and the date on which the Closing shall occur (the "Closing Date")."

          (g)   The word "California" in Section 8.2(i) of the Purchase Agreement is deleted and replaced with the word "Nevada."

          (h)   The word "California" in Section 9.1 of the Purchase Agreement is deleted and replaced with the word "Nevada."

          (i)    A new Section 9.15 is inserted into the Purchase Agreement reading as follows:

            "9.15    Investment Representations

              (a)   Seller is acquiring the Seller Shares as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Seller Shares or any part thereof, without prejudice, however, to Seller's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Seller Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by Seller to hold Seller Shares for any period of time. Seller does not have any agreement or understanding, directly or indirectly, with any person or entity to distribute any of the Seller Shares.

              (b)   Seller, either alone or together with its representatives has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Seller Shares, and has so evaluated the merits and risks of such investment. Seller is able to bear the economic risk of an investment in the Seller Shares and, at the present time, is able to afford a complete loss of such investment. Seller understands that its investment in the Seller Shares involves a high degree of risk.

              (c)   Seller acknowledges that it has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Buyer concerning the terms and conditions of the offering of the Seller Shares and the merits and risks of investing in the Seller Shares; (ii) access to information about Buyer and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that Buyer possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of Seller or its representatives or counsel shall modify, amend or affect Seller's right to rely on the truth, accuracy and completeness of Buyer's representations and warranties contained in this Agreement.

              (d)   Seller is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended, with a principal place of business within the state listed as part of such Purchaser's address in Section 13.4 of this Agreement.

              (e)   Seller understands that the Seller Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act, or an exemption therefrom, and that in the absence of an effective registration statement covering the Seller Shares or an available exemption from registration under the Securities Act, the Seller Shares must be held indefinitely. In the absence of an effective registration statement covering the Seller Shares, Seller will sell, transfer, or otherwise dispose of the Seller Shares only in a manner consistent with its representations and agreements set forth herein."

          (j)    The Seller's address for notices in Section 13.4 of the Purchase Agreement is deleted and replaced with the following:

      MRS Partners LLC
      c/o 519 Ponderosa Drive
      Incline Village, NV 89451
      Facsimile: [                  ]
      Attention: Kirk Rossman

          (k)   Exhibit 8.2(e) to this Agreement is inserted as Exhibit 8.2(e) to the Purchase Agreement.

          (l)    Schedule 10.2 to this Agreement is inserted as Schedule 10.2 to the Purchase Agreement.

        3.    Purchase Agreement to Remain in Effect.    The Purchase Agreement, as amended hereby, remains in full force and effect.

        4    Approval of the Purchase Agreement.    Each of the Members hereby (a) consent to, approve, confirm and ratify in all respects the Purchase Agreement, as amended hereby (the "Amended Purchase Agreement"), and the entry into, and performance of its obligations under, the Amended Purchase Agreement by Seller, and (b) consent to, approve, confirm and ratify in all respects the transactions contemplated by the Amended Purchase Agreement. Seller and each of the Members confirm that, as of the date hereof, all of the representations and warranties of Seller contained in the Amended Purchase Agreement are true and correct in all respects.

        5.    Indemnification.    Each of the Members hereby agrees to jointly and severally indemnify, defend and hold harmless Buyer and its affiliates, officers, directors, employees, representatives and agents (collectively, the "Buyer Indemnified Parties") from and against any and all claims, costs, losses, expenses, liabilities or other damages, including interest, penalties and reasonable attorneys' fees and disbursements (collectively "Damages") suffered or incurred by the Buyer Indemnified Parties by reason of or otherwise arising out of a breach by Seller of a representation, warranty or covenant of Seller contained in the Amended Purchase Agreement. The amounts for which Buyer Indemnified Parties may seek indemnification under this Section 5 shall extend to, and as used herein the term "Damages" shall include, reasonable attorneys' fees and disbursements, reasonable accountants' fees, costs of litigation and other expenses incurred by them (or their respective affiliates, officers, directors or employees) in the defense of any claim asserted against them (or their respective affiliates, officers, directors or employees) and any amounts paid in settlement or compromise of any claim asserted against them to the extent that the claim asserted is or would have been subject to indemnification under this Section 5. Any dispute arising under this Section 5 shall be settled by arbitration to be conducted under the Commercial Arbitration Rules of the American Arbitration Association. Such arbitration shall take place in Boston, Massachusetts, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The obligations of the Members under this Section 5 shall survive the Closing for a period of three years.

        6.    Miscellaneous.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to its principles of conflicts of laws. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

VISTULA COMMUNICATIONS SERVICES, INC.
By:	/s/ RUPERT GALLIERS-PRATT
Name:	Rupert Galliers-Pratt
Title:	President and CEO
MRS PARTNERS LLC
By:	/s/ STEVE ZISWASSER
Name:	Steve Ziswasser
Its:	Partner
MEMBERS:
/s/ MANUEL VIERRA Manuel Vierra
/s/ PEPPER SNYDER Pepper Snyder
/s/ STEVEN ZISWASSER Steven Ziswasser
/s/ SEYMOUR ZISWASSER Seymour Ziswasser
/s/ KIRK ROSSMAN Kirk Rossman

[Signature Page to Amendment and Indemnification Agreement]

Exhibit A

List of Members

Manuel Vierra
3600 Valley Oak Drive
Brentwood, CA 94513

Pepper Snyder
17983 Cotton Drive
Los Banos, CA 93635

Steven Ziswasser
4281 Mountcastle Way
San Jose, CA 95136

Seymour Ziswasser
4281 Mountcastle Way
San Jose, CA 95136

Kirk Rossman
519 Ponderosa Drive
Incline Village, NV 89451
P.O. Box 3180
Incline Village, NV 89450

Exhibit 8.2(e)

        See attached forms of agreements.

Schedule 10.2

        On February 4, 2004, Buyer formed an additional wholly owned subsidiary, Vistula USA, Inc., a Delaware corporation.

        On March 2, 2004, Buyer entered into a Stock Purchase Agreement with Vistula Limited, a company incorporated in England and Wales ("Vistula"), Cardlink Services Limited, a company incorporated in Scotland ("Cardlink") and all of the stockholders of Vistula and Cardlink (the "Vistula/Cardlink Purchase Agreement") pursuant to which Buyer agreed to purchase all of the outstanding shares of Vistula and Cardlink from the Vistula and Cardlink stockholders, respectively. The purchase of shares contemplated by the Vistula/Cardlink Purchase Agreement was closed on March 2, 2004. As of the closing under the Vistula/Cardlink Purchase Agreement, Vistula and Cardlink became wholly owned subsidiaries of Buyer.

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  Exhibit 2.3
AMENDMENT AND INDEMNIFICATION AGREEMENT
  Exhibit A
  Exhibit 8.2(e)
Schedule 10.2